*AB 3/14

15049609

SECURITIES.
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tocqueville Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street 19th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen Balk 212-698-0814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CitrinCooperman LLC
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/14

OATH OR AFFIRMATION

I, Robert Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Operating Officer

Title

KELSEY D GRAHAM III
Notary Public, State of New York
No. 02GR6251473
Qualified in Rockland County
Commission Expires November 14, 20

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOCQUEVILLE SECURITIES, L.P.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013

TOCQUEVILLE SECURITIES L.P.

DECEMBER 31, 2014 AND 2013

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENT	
Statements of Financial Condition	2
Notes to the Statements of Financial Condition	3 – 7

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consu t ng

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Tocqueville Securities L.P.

We have audited the accompanying statement of financial condition of Tocqueville Securities L.P. as of December 31, 2014. This financial statement is the responsibility of Tocqueville Securities L.P.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tocqueville Securities L.P. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

The statement of financial condition of Tocqueville Securities L.P. as of December 31, 2013, was audited in accordance with auditing standards generally accepted in the United States of America by other auditors, whose report dated February 27, 2014, expressed an unmodified opinion on the statement of financial condition.

Citrin Cooperman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 26, 2015

TOCQUEVILLE SECURITIES L.P.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

ASSETS

	2014	2013
Cash and cash equivalents	$ 2,000,518	$ 1,663,571
Commissions receivable	424,954	447,565
Distribution fees receivable	125,766	185,455
Prepaid expenses	58,913	67,115
Clearing deposit	100,000	100,000
Total Assets	$ 2,710,151	$ 2,463,706

LIABILITIES AND PARTNERS' CAPITAL

	2014	2013
LIABILITIES		
Accounts payable and accrued expenses	$ 71,555	$ 62,444
Accrued distribution fees	859,134	533,310
Due to Clearing Broker	127,511	-
Due to limited partner	295,028	331,569
Taxes payable	8,400	-
Total Liabilities	1,361,628	927,323
PARTNERS' CAPITAL		
General partner	13,485	15,364
Limited partner	1,335,038	1,521,019
Total Partners' Capital	1,348,523	1,536,383
Total Liabilities and Partners' Capital	$ 2,710,151	$ 2,463,706

See accompanying notes to the statements of financial condition.

1. ORGANIZATION

Tocqueville Securities, L.P. (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The general partner is Tocqueville Management Corp. ("TMC"), which owns a 1% interest in the Partnership, and the limited partner is Tocqueville Asset Management L.P. ("TAMLP"), which owns a 99% interest in the Partnership. Profits and losses are allocated 1% to TMC and 99% to TAMLP. Distributions are made to the partners in the same manner in which profits and losses are allocated.

The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the General Partner may determine. The Partnership, as an agent for the funds of the Tocqueville Trust (the "Trust"), sells the shares of the funds in the Trust. The Trust is a Massachusetts business trust organized in 1986 consisting of seven separate investment company funds comprised of The Tocqueville Fund, The Tocqueville Opportunity Fund, The Tocqueville International Value Fund, the Delafield Fund, The Tocqueville Gold Fund, The Tocqueville Select Fund, and The Tocqueville Alternative Strategies Fund (collectively the "Funds").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's statements of financial condition were prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of statements of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the statements of financial condition. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Partnership records commissions and consulting service revenue when the service has been rendered, the amount of the fee is known, and collection of the fee is reasonably assured.

Commissions

Commissions charged for executing customer transactions, and the related clearing expenses, are reported on a trade-date basis as security transactions occur.

Distribution fees

Distribution fees are earned monthly based on a rate of average daily net assets of the Funds for which the Partnership is a distributor.

Cash and Cash Equivalents

At December 31, 2014 and 2013, cash and cash equivalents include demand deposits and a Dreyfus Government Money Market Fund. The Partnership considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

Credit Risk

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash in excess of FDIC insured limits, uninsured cash, and commission and distribution fees receivable. The Partnership maintains its cash with various financial institutions. The Partnership monitors the credit quality of the financial institutions and does not believe there is any significant credit risk with respect to cash. The total cash balance in each financial institution is insured by the FDIC up to $250,000. Uninsured funds at financial intuitions as of December 31, 2014 were approximately $722,000. Additionally, at December 31, 2013, the Partnership had cash of approximately $1,029,000 in a Dreyfus Government money market fund that is not insured.

Concentrations of credit risk with respect to commissions and fees receivable are with affiliated and unrelated companies. The Partnership reviews their backgrounds and credit history before entering into agreements with them. Allowances for possible losses, if any, are provided based on factors surrounding the credit risk of the receivables, historical trends, and other information. Management does not believe an allowance for possible losses was necessary as of December 31, 2014 and 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

As a partnership for federal and state tax purposes, the Partnership's taxable income or loss is allocated to its partners in accordance with their respective percentage ownership. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Partnership remains subject to the New York City unincorporated business tax.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Partnership is no longer subject to examinations by taxing authorities for years before 2011.

Commission Revenue and Related Clearing Expenses

Commission revenue and the related clearing expenses are recorded on a trade-date basis as the security transactions occur.

Allocation of Management Fee

Certain regulatory authorities require that the management fee paid to TMC be allocated based on the services provided by the general partner's employees. The Partnership has reflected this allocation for financial statement presentation only.

Subsequent Events

The Partnership has evaluated subsequent events through February 26, 2015, the date on which these statements of financial condition were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these statements of financial condition.

3. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Partnership had regulatory net capital of $1,269,029, which was $1,178,254 in excess of its required net capital of $90,775. At December 31, 2014, the Partnership's ratio of aggregate indebtedness to net capital was 1.07 to 1. The Partnership operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2014

4. INDEMNIFICATION

The Partnership functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Partnership's clearing broker, customer activities may expose the Partnership to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Partnership seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

5. DISTRIBUTION FEES

The Partnership has entered into distribution agreements with the Funds pursuant to which the Partnership receives a monthly fee at an annual rate not to exceed 0.25 percent of average daily net assets of the Funds. As of December 31, 2014 and 2013, the Partnership had a distribution fee receivable of $125,766 and $185,455, respectively. The Partnership's distribution fee revenue is net of payments due for distribution services by various unrelated brokers that assist in the distribution of the Funds' shares. An accrual has been established for fees that are due to unrelated brokers in the amount of $859,134 and $533,310 for these fees at December 31, 2014 and 2013, respectively.

6. TAX DEFERRED SAVINGS PLAN

TMC maintains a Tax Deferred Savings Plan (the "Plan"). As part of the management fee arrangement, a portion of the Plan expense is funded through the management fee paid to TMC. The portion of the management fee allocated to the Partnership for the Plan in 2014 and 2013 was $78,381 and $77,630, respectively.

7. RELATED PARTY TRANSACTIONS

As part of an arrangement with the Partnership's general partner, TMC provides certain services to TAMLP and the Partnership that are necessary to conduct business. TMC receives a management fee from TAM and the Partnership. The management fee includes the services provided by TMC's employees (salaries, payroll taxes, 401(k) expense, rent, management services, and general administrative expenses), which are allocated between TAMLP and the Partnership based on each entity's estimated contribution to gross income. The Partnership reimburses TAMLP for their portion of the fee paid. The management fee is reflected in the financial statements based upon the allocation of the services provided by TMC, as required by regulatory authorities. During the years ended December 31, 2014 and 2013, the costs of such services were $4,440,330 and $3,985,605, respectively. At December 31, 2014 and 2013, the Partnership owed $295,028 and $331,569, respectively, for these services.

8. DISTRIBUTIONS TO PARTNERS

The Partnership anticipates distributing the equivalent of the current year's net income to the partners in April 2015.